SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the fiscal year ended December 31, 2001.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the transition period from __________ to __________.


                          Commission file number 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Covanta Energy Group Profit Sharing Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

    Covanta Energy Group Profit
    Sharing Plan
    (formerly Ogden Projects Profit Sharing Plan)

    Independent Auditors' Report

    Financial Statements
    As of December 31, 2001 and 2000
    and for the Year Ended December 31, 2001
    Supplemental Schedule
    December 31, 2001

COVANTA ENERGY GROUP PROFIT SHARING PLAN
(formerly Ogden Projects Profit Sharing Plan)

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
      December 31, 2001 and 2000                                             2

   Statement of Changes in Net Assets Available for Benefits for
      the Year Ended December 31, 2001                                       3

   Notes to Financial Statements                                            4-8

SUPPLEMENTAL SCHEDULE-

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
      Held at End of Year as of December 31, 2001                             9

INDEPENDENT AUDITORS' REPORT


Covanta Energy Group Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Covanta Energy Group Profit Sharing Plan (formerly Ogden Projects Profit Sharing Plan) (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
July 10, 2002

COVANTA ENERGY GROUP PROFIT SHARING PLAN
(formerly Ogden Projects Profit Sharing Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                         2001            2000

ASSETS:

  Investments (Note 3)                               $47,815,720     $50,314,914

  Receivables:
    Employer contributions                                13,245          -
    Participant contributions                             44,438          91,253
                                                     -----------     -----------

        Total receivables                                 57,683          91,253
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $47,873,403     $50,406,167
                                                     ===========     ===========


See notes to financial statements.

COVANTA ENERGY GROUP PROFIT SHARING PLAN
(formerly Ogden Projects Profit Sharing Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------



ADDITIONS:
  Additions to net assets attributed to-
    Interest and dividends                                       $ 1,571,150

  Contributions:
    Employer                                                       1,504,354
    Employee                                                       1,647,103
                                                                 -----------

       Total contributions                                         3,151,457
                                                                 -----------

   Net transfer from other plans                                   1,314,896
                                                                 -----------

            Total additions                                        6,037,503
                                                                 -----------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments (Note 3)        (5,797,570)
    Distributions to participants                                 (2,736,793)
    Administrative expenses                                          (35,904)
                                                                 -----------

            Total deductions                                      (8,570,267)
                                                                 -----------

NET DECREASE IN NET ASSETS AVAILABLE                              (2,532,764)
 FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS:
 BEGINNING OF YEAR                                                50,406,167
                                                                 -----------

 END OF YEAR                                                     $47,873,403
                                                                 ===========


See notes to financial statements.

COVANTA ENERGY GROUP PROFIT SHARING PLAN
(formerly Ogden Projects Profit Sharing Plan)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

       The following is a brief description of the Covanta Energy Group Profit Sharing Plan (formerly Ogden Projects Profit Sharing Plan) (the "Plan"). Participants should refer to the Plan document for more complete information.

     a. General Information - The Plan is a defined contribution employee savings plan providing for both employer and employee contributions. The Plan includes a pre-tax savings feature which is intended to qualify under Sections 401(k) and 401(a) of the Internal Revenue Code (the "Code"). Prior to January 1, 1998, the Plan included an after-tax savings feature which was intended to qualify under Section 401(a) of the Code. The after-tax feature of the Plan was discontinued effective December 31, 1997 (see Note 1(f)). The Plan is intended to conform with the requirements of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         The Plan was amended, effective January 1, 2002, to exclude from participation any employee who is eligible to participate in the newly adopted Covanta Energy Savings Plan. In addition, no participant who is eligible to participate in the Covanta Energy Savings Plan is permitted to make an employee contribution or rollover contribution to the Plan and no employer contribution can be made with respect to participants who are eligible to participate in the Covanta Energy Savings Plan. The Company intends to move existing account balances into the Covanta Energy Savings Plan.

     b. Administration of the Plan - The Administrative Committee, which is appointed by the Board of Directors (the "Board") of Covanta Energy Group, Inc. ("CEG" or the "Company"), serves as a fiduciary of the Plan. The Administrative Committee has general responsibility for the administration and interpretation of the Plan.

         The Covanta Energy Group Investment Committee is responsible for the appointment of investment advisors and for reviewing the performance of the investment portfolio. Costs related to the administration of the Plan are paid by the participants out of Plan assets.

         CEG is the Plan's sponsor and a wholly owned subsidiary of Covanta Energy Corporation ("Covanta"), which has announced a financial restructuring plan resulting from its comprehensive review of strategic alternatives. As the first element of that plan, on April 1, 2002, Covanta and 123 of its domestic subsidiaries (the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). CEG was not included in these filings of the voluntary petitions for reorganization. The Debtors are currently operating their businesses as debtors in possession pursuant to the Bankruptcy Code. The Debtors' dependence upon, among other things, confirmation of a plan of reorganization, their ability to comply with the terms of their debtor in possession financing facility, and their ability to generate sufficient cash flows from operations, asset sales and financing arrangements to meet their obligations, raise substantial doubt about their ability and that of CEG to continue as going concerns. The Debtors' debtor in possession financing facility includes provisions enabling Covanta and its subsidiaries, including CEG, to obtain funding for making employer discretionary contributions to the Plan (see Note 1
         (f)).

         As a result of publicly disclosed information concerning Covanta and uncertainty of future rules and regulations which may apply to the Plan's investment in Covanta's common stock, the Investment Committee determined that it was in the best interest of the Plan and its participants to discontinue the Covanta Stock Fund (see Note 7) as an investment option under the Plan effective March 18, 2002. Additionally, the Plan was amended to allow Plan participants to maintain their investment in the Covanta Stock Fund or, at their discretion, redirect their investment to another investment fund offered under the Plan. Also, on May 16, 2002, the Securities and Exchange Commission granted the application of the New York Stock Exchange, Inc. (the "NYSE") for removal of Covanta's common stock from listing and registration on the NYSE. The removal of such stock became effective at the opening of the trading session on May 17, 2002.

     c. Participation - Each employee who was, as of December 31, 1988, a participant in the Plan continued to be a participant if they were employed by CEG on such date. Each other eligible employee who performs an hour of service after December 31, 1988 becomes a participant on the first day of the month coinciding with or next following the later of: (i) the date on which the eligible employee has completed 1,000 hours of service and (ii) six months of service.

     d. Participants Accounts - Shares in group trust funds were determined on the basis of the initial asset contribution to the trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocation of income, realized and unrealized gains and losses, and administrative expenses were determined monthly on the basis of each plan's proportionate share in the plan assets stated at fair value.

     e. Vesting - Vesting of employer contributions to the Plan is determined based on the period of vesting service by participants commencing on their date of hire to their date of termination of service in accordance with the following schedule:

                                                                   Percent
              Years of Vesting Service in the Plan                  Vested

              Less than one year of vesting service                    0%
              One but less than two years of vesting service           20
              Two but less than three years of vesting service         40
              Three but less than four years of vesting service        60
              Four but less than five years of vesting service         80
              Five or more years of vesting service                   100

         Participant contributions are immediately 100% vested.

     f. Contributions - Contributions paid by CEG are determined by the Compensation Committee of the Board. The Board's determination may be expressed in terms of a stated percentage of CEG's annual net profit, as a fixed dollar amount or as a percentage of total compensation paid to each participant. The contribution may not exceed the amount deductible by CEG for Federal income tax purposes and may be made only out of its current or accumulated earnings and profits. During 2002, the Compensation Committee of the Board approved a discretionary contribution for 2001 that Plan management expects to be paid to the Plan in the second half of 2002. The 2000 discretionary contribution was made during 2001. The allocation of the contributions to individual participants is based on the relationship of compensation paid to each participant to the compensation paid to all participants. Participants may contribute one to ten percent of their annual compensation on a pre-tax basis. Participants direct the investment of their contributions into various investment options offered by the Plan. For 2001 and 2000, participant pre-tax contributions could each not exceed $10,500 in accordance with Internal Revenue Service ("IRS") Regulations.

         Effective January 1, 1998, participants in the Plan may not elect to, nor continue to, make after-tax contributions to the Plan. Any after-tax contributions made by a participant on or before December 31, 1997 and credited to his/her after-tax contribution account shall remain in such after-tax contribution account and will continue to be adjusted in accordance with the provisions of the Plan document

     g. Distribution from the Plan because of Hardship - Withdrawals are permitted if a participant establishes, to the satisfaction of the Administrative Committee, a financial need for funds for which there is no other money available such as: (i) to purchase a primary residence;
         (ii) to pay uninsured medical expenses for the participant or immediate family; (iii) to prevent mortgage foreclosure on, or eviction from their primary residence; or (iv) to pay post-secondary educational expenses for the participant, spouse, children or dependents.

     h. Payments from the Plan's Trust - The value of a participant's interest in the Plan is payable upon retirement, disability, death, or termination of employment, as follows:

         (i) Upon termination of service of a participant on or after retirement date or by reason of death or disability, an amount equal to the value of the participant's account as of the valuation date next following the date of termination of service, whether or not such participant has a vested interest in such account, is paid from the trust. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than the April 1st of the year following the year the participant attains age 70-1/2.

         (ii) Upon the termination of service of any participant, the participant may be paid in a lump sum amount equal to the value as of the valuation date coincident with or following the date of termination of service, of the vested interest, if any, in the account. Such payment is made to the participant as soon as practicable after termination of service. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than April 1st of the year following the year the participant attains age 70-1/2.

              Any benefit payable under the Plan pursuant to (i) above is paid as one lump sum payment from the trust, with a supplemental payment to be made as promptly as possible in respect to any contribution allocated to the participant's account for the Plan year.

     i. Loans - In accordance with Plan policy, participants can borrow against the vested portion of their account balance. Borrowings are limited to the lesser of $50,000 or 50% of the participant's vested balance (not to exceed certain limitations). While such loans do not represent a reduction of the participant's account balance, participants are prohibited from receiving allocations (earnings) based on the loan amounts, although when the loans are repaid, the interest expense incurred by the participant is added to the participant's account balance. The interest rate on such loans is the prime lending rate plus 1%. Loans to participants, which comprise the Loan Fund, are reported at cost, which approximates fair value.

     j. Forfeitures - Forfeitures arising under the Plan during the year are allocated by the Administrative Committee first to administrative expenses, then to Participants' accounts in the same manner as contributions (see Note 1(f)). At December 31, 2001, forfeitures on nonvested accounts totaled $32,832.

     k. Transfers - Net transfers from other plans represent amounts transferred from other plans sponsored by Covanta affiliates.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with accounting principles generally accepted in the United States of America. The following is a description of the more significant of these policies:

     a. Investment Funds - Plan assets are held by T. Rowe Price Trust Company (the "Trustee"). All investments are participant-directed.

     b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the U.S. Treasury Money Fund are stated at cost plus investment income, which approximates fair value. Participant loans are valued at outstanding principle balance due for loans taken from individual accounts, which approximates fair value. Purchase and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

         Amounts for securities that have no quoted market prices represent estimated fair value. The approximate value of the Covanta Stock Fund is the quoted market price of Covanta's common stock.

         The T. Rowe Price Stable Value Common Trust Fund ("Stable Value Fund") which invests in benefit-responsive investments and is valued at contract value (cost plus accrued interest), which approximates fair value.

     c. Distributions to Participants - Benefit payments to participants are recorded when paid.

     d. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

     e. Risks and Uncertainties - The Plan provides for various investment options (Note 3). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

     f. Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

     g. Accounting for Derivative Instruments - The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires entities, including employee benefit plans, to recognize all derivatives as either assets or liabilities in the statement of net assets available for benefits and to measure those instruments at fair value. Effective January 1, 2001, the Plan adopted this statement. The adoption of SFAS No. 133 had no impact on the financial statements of the Plan for the year ended December 31, 2001.

3.   INVESTMENTS

       The following is a summary of the Plan's investments held by the Trustee at December 31, 2001 and 2000 that represent 5% or more of the Plan's net assets:

                                                          2001           2000

   Investments at fair value:
     Fidelity Magellan Fund                           $ 8,868,676    $10,022,563
     *T. Rowe Price International Stock Fund            2,430,359      3,422,571
     *T. Rowe Price Equity Income Fund                 11,313,355     11,416,000
     *Covanta Stock Fund                                  749,634      2,899,258
     *Stable Value Fund                                 8,133,996      6,807,901
     *T. Rowe Price Blue Chip Growth Fund               3,727,623      4,287,543
     *T. Rowe Price Equity Index 500 Fund               2,548,986      2,937,281
     *T. Rowe Price U.S. Treasury Money Fund            2,616,398      1,812,771

     *Permitted party-in-interest


       During 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $5,797,570 as follows:


   Fidelity Magellan Fund                                        $(1,260,920)
     *T. Rowe Price International Stock Fund                        (752,438)
     *T. Rowe Price Equity Income Fund                              (463,236)
     *Covanta Stock Fund                                          (1,557,561)
     *T. Rowe Price Balanced Fund                                    (76,930)
     *T. Rowe Price New Horizons Fund                               (138,522)
     *T. Rowe Price Spectrum Income Fund                              (9,186)
     *T. Rowe Price Blue Chip Growth Fund                           (656,650)
     *T. Rowe Price Equity Index 500 Fund                           (386,258)
     *T. Rowe Price Small-Cap Value Fund                             187,709
     *T. Rowe Price Science & Technology Fund                       (710,868)
     *T. Rowe Price Mid-Cap Growth Fund                               27,290
                                                                 -----------

                                                                 $(5,797,570)
                                                                 ===========
     *Permitted party-in-interest

4.   INVESTMENT CONTRACTS

       The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. Investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at their fair values. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than the contract value. The crediting interest rates at December 31, 2001 for the various investment contracts ranged from 4.85% to 7.83%. The average yield of the Stable Value Fund for the year ended December 31, 2001 was 5.42 %.

5.   PLAN TERMINATION

       The Board or the Administrative Committee may amend the Plan at any time. No such amendment, however, may have the effect of diverting to CEG any part of the Plan for any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Plan accrued prior to such amendment. The Board or the Administrative Committee may, however, make such amendments to the extent required to conform the Plan to ERISA or to maintain the continued qualified status of the Plan under the Code.

       CEG expects to continue the Plan indefinitely, but reserves the right to suspend contributions or to modify or terminate the Plan at any time. Upon termination of the Plan or discontinuance of contributions thereunder, the interest of each participant is fully vested and nonforfeitable.

6.   FEDERAL INCOME TAX STATUS

       The IRS has determined and informed the Company by letter dated June 16, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   PARTY-IN-INTEREST TRANSACTIONS

       The Covanta Stock Fund invested in Covanta common stock which was traded on the New York Stock Exchange (see Note 1).

       The Plan invests in certain mutual funds managed by the Trustee.

       Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

       These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory administrative exemptions from the Code's and ERISA's rules on prohibited transactions.

                                     ******

COVANTA ENERGY GROUP PROFIT SHARING PLAN
(fromerly Ogden Projects Profit Sharing Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                    Description           Number of          Market
   Identity of Issue                               of Investment         Shares/Units        Value

MUTUAL FUNDS AND GUARANTEED
 INVESTMENT CONTRACT ("GIC")
 *T. Rowe Price Equity Income Fund                     Mutual Fund           478,366      $ 11,313,355
 *Stable Value Fund                                    GIC                 8,133,996         8,133,996
   Fidelity Magellan Fund                              Mutual Fund            85,096         8,868,676
 *T. Rowe Price International Stock Fund               Mutual Fund           221,143         2,430,359
 *T. Rowe Price Balanced Fund                          Mutual Fund            47,524           831,186
 *T. Rowe Price Spectrum Income Fund                   Mutual Fund            41,599           440,952
 *T. Rowe Price Blue Chip Growth Fund                  Mutual Fund           128,672         3,727,623
 *T. Rowe Price Equity Index 500 Fund                  Mutual Fund            82,652         2,548,986
 *T. Rowe Price Small-Cap Value Fund                   Mutual Fund            65,356         1,480,977
 *T. Rowe Price New Horizons Fund                      Mutual Fund            73,909         1,672,555
 *T. Rowe Price Science & Technology Fund              Mutual Fund            59,736         1,249,682
 *T. Rowe Price  Mid-Cap Growth Fund                   Mutual Fund            21,159           833,660

MONEY FUNDS-
 * T. Rowe Price  U.S. Treasury Money Fund             Money Fund          2,616,398         2,616,398

COMMON STOCKS-
 *Covanta Stock Fund                                   Common Stock          164,803           749,634

PARTICIPANT LOANS-
 *Notes receivable from participants (with interest
  from 7.75% to 10.50%; maturity from June 2002 to
  October 2010)                                        Participant Loans       N/A             917,681
                                                                                          ------------

TOTAL                                                                                     $ 47,815,720
                                                                                          ============


*Permitted party-in-interest.

Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Covanta Energy Group Profit Sharing Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     Covanta Energy Group Profit Sharing Plan


Date:  July 15, 2002                 By: /s/ Louis M. Walters
       -------------------------     -------------------------------------------
                                     Louis M. Walters
                                     Member of the Covanta Energy Group Profit
                                     Sharing Plan Administrative Committee

                                  EXHIBIT INDEX


Exhibit Number           Description of Exhibit
---------------------    -------------------------------------------------------

23.1                     Consent of Independent Auditors